TYPE: 425
SEQUENCE: 1
DESCRIPTION: CREATIVE BIOMOLECULES, INC.
FILED BY: CREATIVE BIOMOLECULES, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: CURIS, INC.
COMMISSION FILE NUMBER: 000-19910

The statements in this slide presentation that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development, regulatory approval and commercialization, the impact of competitive products, patents, patent litigation, product liability, third party reimbursement, required stockholder approvals and other risks and uncertainties associated with the biotechnology industry and merger transactions generally. For additional factors that could cause actual results to differ materially, please refer to the risk factors section of Creative BioMolecules, Inc.'s Form 10K for the year ended 1998.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. SUCH JOINT PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY CURIS, INC. INVESTORS AND SECURITY MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY CURIS, INC. AT THE COMMISSION'S WEB SITE AT www.sec.gov. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED DIRECTLY FROM CREATIVE BIOMOLECULES, INC., ONTOGENY, INC. AND REPROGENESIS, INC.

Curis Introductory Slide Presentation:

                                      CURIS

               REGENERATIVE THERAPEUTICS FROM FUNCTIONAL GENOMICS
                                       AND
                              DEVELOPMENTAL BIOLOGY

SAFE HARBOR STATEMENT
     THE STATEMENTS IN THIS PRESENTATION THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES INCLUDING, WITHOUT LIMITATION, RISKS ASSOCIATED WITH THE INHERENT UNCERTAINTY OF PHARMACEUTICAL RESEARCH, PRODUCT DEVELOPMENT, REGULATORY APPROVAL AND COMMERCIALIZATION, THE IMPACT OF COMPETITIVE PRODUCTS, PATENTS, PATENT LITIGATION, PRODUCT LIABILITY, THIRD PARTY REIMBURSEMENT AND OTHER RISKS AND UNCERTAINTIES ASSOCIATED WITH THE BIOTECHNOLOGY INDUSTRY. FOR ADDITIONAL CONCERNING FACTORS THAT COULD


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     CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, PLEASE REFER TO THE RISK FACTORS
     SECTION OF CREATIVE BIOMOLECULES, INC.'S FORM 10K FOR THE YEAR ENDED 1998. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. SUCH JOINT PROXY
     STATEMENT/PROSPECTUS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY CURIS, INC. INVESTORS AND SECURITY MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY CURIS, INC. AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED DIRECTLY FROM CREATIVE BIOMOLECULES, INC., ONTOGENY, INC. AND REPROGENESIS, INC.

CURIS HIGHLIGHTS
- FORMED BY THE MERGER OF CREATIVE BIOMOLECULES (CBMI), ONTOGENY AND REPROGENESIS TO CREATE THE REGENERATIVE MEDICINE COMPANY OF THE FUTURE
-    TARGET CLOSE DATE JUNE 2000
-    155 EMPLOYEES
-    CASH RESERVES AS OF 12/31/99 APPROXIMATELY $70M
-    TARGET AT LEAST 2 YEARS CASH
-    CONSOLIDATE IN CAMBRIDGE AREA

BOARD OF DIRECTORS
     -    MARTYN D. GREENACRE, President and CEO, Delsys Pharmaceutical Corp.
     -    RUTH B. KUNATH, Vulcan Northwest, Inc.
     -    JAMES R. MCNAB, JR., Chairman, Reprogenesis
     - DOUGLAS A. MELTON, PH.D., Chair, Department of Molecular and Cellular Biology, Harvard University
     - DOROS PLATIKA, M.D., current President and CEO, Ontogeny, Inc.; future President and CEO, Curis, Inc.
     - MICHAEL ROSENBLATT, M.D., Harvard Medical School and Interim President, Beth Israel Deaconess Medical Center
     -    JAMES R. TOBIN, President and CEO, Boston Scientific

CURIS CORE STRENGTHS
-    DEVELOPMENTAL BIOLOGY
-    FUNCTIONAL GENOMICS
-    PROPRIETARY BIOLOGICAL ASSAYS AND MODEL SYSTEMS
-    CELLULAR TECHNOLOGIES
-    TISSUE ENGINEERING
-    GROWTH FACTORS, PROTEINS AND PEPTIDES
-    SMALL MOLECULE AGONISTS AND ANTAGONISTS

CURIS CORPORATE PARTNERS
-    BECTON DICKINSON
-    BIOGEN
-    COMGENEX
-    GENZYME MOLECULAR ONCOLOGY
-    INCYTE PHARMACEUTICALS
-    OXFORD ASYMMETRY
-    PERKIN ELMER'S TROPIX


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-    STRYKER BIOTECH
CURIS ACADEMIC COLLABORATIONS
-    BARNES/WASH U
-    BOSTON CHILDREN'S
-    COLUMBIA
-    HARVARD
-    HARVARD MEDICAL
-    JOHNS HOPKINS
-    MICHIGAN
-    MIAMI

-    MGH
-    MIT
-    NIH
-    STANFORD
-    UCSF
-    UMASS
-    VANDERBILT
-    WHITEHEAD

REGENERATIVE MEDICINE
Use of therapeutics to stimulate repair and/or regeneration for the restoration of normal function.

REGENERATIVE MEDICINE

Slide includes images of proteins, cells, biomaterials, and small molecules applied to therapy

CURIS OPPORTUNITIES

-    REGENERATIVE MEDICINE
-    ONCOLOGY
-    FUNCTIONAL GENOMICS
-    DEVELOPMENTAL BIOLOGY

CURIS PIPELINE

Slide includes chart of products in development by stage of development


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OP-1 IMPLANT(TM)
-    PRODUCT
     -    OP-1 Implant(TM) family of products*
-    MARKET OPPORTUNITY
     - Orthopaedic Reconstruction: more than 1.5 million procedures each year in US
-    THERAPEUTIC BENEFIT
     -    Targeted to replace an autograft procedure
     -    Stimulates bone formation
-    STATUS
     - First product is currently under regulatory review in US, Europe and Australia

CHONDROGEL(TM):
VESICOURETERAL REFLUX
-    PRODUCT
     -    Cell and matrix delivered via minimally invasive technique
     -    Provides augmentation with autologous cartilage
-    MARKET OPPORTUNITY
     -    1% children affected with the potential of $200M worldwide
-    THERAPEUTIC BENEFIT
     -    Less invasive than current standard of care
-    STATUS: PHASE III

Slide includes image of bladder showing administration of product.

CHONDROGEL(TM):
PHASE III CLINICAL EVALUATION
-    ORPHAN DRUG STATUS OBTAINED
-    DHHS CLINICAL TRIAL GRANT OBTAINED
-    APPROXIMATELY 100 TOTAL PATIENTS TREATED
-    COMPARISON TO HISTORICAL CONTROL
-    PATIENT ENROLLMENT TARGET 1H'00
-    BLA TARGET 1H'02
BASAL CELL CARCINOMA

Slide shows image of human torso with basal cell carcinoma.

BASAL CELL CARCINOMA
-    MOST COMMON HUMAN CANCER
     -    USA Incidence: 700,000 - 900,000/year

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     -    Lifetime risk, caucasians: 1/4 - 1/3 and increasing
-    TUMOR BEHAVIOR:
     -    Enlarges slowly
     -    Invades locally
     -    Metastasizes rarely
-    UV INDUCED
-    HERITABLE (BCNS): MANY TUMORS, EARLY ONSET
-    SPORADIC: FEW TUMORS, LATER ONSET
BASAL CELL CARCINOMA TIMELINE
-    1996: MUTATION ASSOCIATED WITH DISEASE
-    1997: ANIMAL MODEL VALIDATED
-    1998: THERAPEUTIC PROGRAM INITIATED
     -    In vitro assay created and validated
     -    Combinatorial chemistry libraries accessed
     -    HTS completed and hits identified
-    1999: OPTIMIZATION
-    2000: IND PREPARATION
HEDGEHOG STIMULATES HAIR GROWTH

Images of mouse skin biopsy.

IN VIVO HEDGEHOG TREATMENT
Images of preclinical hair growth studies.

HEDGEHOG ADENOVIRAL GENE THERAPY ACCELERATES HAIR GROWTH
-    BLACK MICE, DYED `BLOND', INJECTED INTRADERMALLY WITH ADENOVIRUS +/- SHH
     INSERT
-    ACCELERATED GROWTH OF EXISTING HAIR WOULD APPEAR AS BLOND HAIR WITH `DARK
     ROOTS'
- INSTEAD, ACCELERATION OF HAIR FOLLICLE MATURATION RESULTS IN NEW ALL BLACK HAIR IN SHH-TREATED MICE
CURIS SUMMARY
-    REGENERATIVE MEDICINE COMPANY OF THE FUTURE
-    POTENTIAL POWERHOUSE WITH:
     -    Product under regulatory review in US, Europe and Australia
     -    Multiple products in late-stage clinical development
     -    Numerous early clinical and late-stage pre-clinical products
     - Discovery engine that combines functional genomics and developmental biology
-    MORE THAN 150 ISSUED PATENTS AND 225 PENDING PATENT APPLICATIONS WORLDWIDE


                                      CURIS


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               REGENERATIVE THERAPEUTICS FROM FUNCTIONAL GENOMICS
                                       AND
                              DEVELOPMENTAL BIOLOGY